Exhibit 3.1

The last sentence of Article II, Section 7 of the Company’s Bylaws:

“Any meeting at which Directors are to be elected shall be adjourned only from day to day, as may be directed by shareholders representing a majority of the shares who are present in person or by proxy and who are entitled to vote on the election of Directors.”

is hereby replaced in its entirety by the following:

“Any meeting of the shareholders, including one at which directors are to be elected, may be adjourned as the presiding officer of the meeting, or the shareholders present in person or by proxy and entitled to vote by majority of the votes cast, shall direct to a different date, time or place for such periods of not more than 120 days after the original record date without notice other than announcement at the meeting of the new date, time or place.”